

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2019

Timothy T. Goodnow, Ph.D.
Chief Executive Officer
Senseonics Holdings, Inc.
20451 Seneca Meadows Parkway
Germantown, MD 20876-7005

> **Re: Senseonics Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 6, 2019**
> **File No. 333-233656**

Dear Dr. Goodnow:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery

cc:     Darren K. DeStefano, Esq.